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                                                                     EXHIBIT 4.2

June 7, 1996



Howard J. Kern
Law Offices of Howard J. Kern
4057 Rhodes Avenue
Studio City, CA  91604

Re:  Monthly Retainer Agreement
     --------------------------

Dear Mr. Kern:

     We are pleased that you have agreed to provide legal services to View Tech, Inc. (the "Company") with respect to its on-going legal requirements, including but not limited to, regular reporting obligations to the Securities and Exchange Commission (the "SEC"), preparation and review of contracts, assisting the Company in reviewing financial proposals and in planning for possible financial offerings, and working with the Company's officers in connection with matters handled by other attorneys with a goal toward reducing the Company's annual legal expense. Your firm will not act as counsel of record in any litigation matter by virtue of this agreement but will be expected to assist in the selection process and monitor other attorneys that will be handling such matters. The Company expects you to function as its outside general counsel to assure that outside law firms continue to provide high quality services in a cost-efficient manner. We wish to reach agreement with you in advance as to the conditions and guidelines that will govern our relationship, consistent, of course, with the rules of professional responsibility that apply to all attorneys.

     First, to protect both of us and to comply with professional obligations, we have already discussed with you and have resolved any potential conflicts of interest with present or former clients of your firm. We expect that you will inform us of any additional potential conflicts which you may discover prior to commencing work for the Company, if possible, so that we can evaluate whether engaging your firm's services is appropriate. Moreover, we assume that if, during the course of your firm's services to the Company, your firm becomes aware of other potential conflicts of interest that may arise, we will be immediately provided all necessary information.

     The services which your firm will provide shall be in accordance with the following terms and conditions:

     A. Professional Fees -- We understand that your monthly retainer will be $5,300 per month, which includes $300 which will be applied toward your expenses. In exchange for this monthly retainer, you will provide the Company up to 80 hours of legal services per month. Any hours of service in excess of 80 hours during any month will be billed at the rate of $125 per hour. Each month will commence a new billing cycle and will be independent of prior and future months.

     No fees shall be paid separately for secretarial or clerical services.
Any additional agreements regarding fees must be set forth in writing and signed by an officer of the Company.
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Howard J. Kern
June 7, 1996
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     In addition to the monthly retainer, you shall receive an option to acquire
25,000 shares of the Company's common stock at a today's market price of $6.375 per share (the "Non-Adjusted Exercise Price"). However, if the Company issues stock at a price that is both below the market price and below the non-adjusted exercise price between the date hereof and December 31, 1996 (the "Adjustment Period"), the option exercise price shall be adjusted downward to the lowest price that the Company issues new shares of its common stock during such Adjustment Period, but in no event shall the adjusted exercise price be below $5.00 per share. The option shall be vested immediately and shall be exercisable as of January 1, 1997, subject to earlier exercisability under certain conditions. The Company shall register the shares underlying this option on a Form S-8 prior to the first exercise period.

     B. Costs and Expenses -- We understand that in the course of your representation, it may be necessary for your firm to incur certain costs or expenses. As noted in Section 1 above, your fees includes an allocation of $300 per month for expenses. This allocation is specifically earmarked for your telephone, facsimile, and normal photocopying costs. Our Company will reimburse your firm for certain other costs or expenses actually incurred and reasonably necessary for completing the assigned matter, as long as your charges for costs and expenses are competitive with other sources of the same products or services. More particularly, our Company will reimburse your firm in accordance with the following guidelines:

     1. Computer-Related Expenses -- We will reimburse you for pre-authorized on-line computerized research and research services.

     2. Travel -- We will reimburse your firm for expenses in connection with out-of-town travel. However, we will only reimburse for economy class travel and, where necessary, for the reasonable cost of a rental car. All related travel expenses, i.e., lodging and meals, must be reasonable under the circumstances.

     We expect that your firm will advance all such travel expenses and submit bills for reimbursement.

     3. Photocopying -- We will reimburse at a maximum of $.10 center per page for photocopying performed outside of your offices. Expedited photocopying or oversized document photocopying may be reimbursed at a higher rate only with our prior approval.

     4. Postage/Courier -- We will continue to pay the expenses of overnight courier or by-hand couriers only when such services are necessary.

     5. Miscellaneous Expenses -- We will not reimburse for the cost of office equipment, books, periodicals or other office expenditures unless approval was obtained from us.

     C. Billing -- Bills should be submitted to the Company's chief financial officer. We expect to be billed monthly unless an alternative agreement has been approved by the Company. All bills should include a summary statement of the kinds of services rendered during the relevant period and
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Howard J. Kern
June 7, 1996
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be accompanied by a detailed statement in computerized or equivalent form describing the services performed, the time expended each day. Reimbursable expenses included on each bill should also be broken down by category. We expect that your firm will maintain back-up documentation of all expenses for our review as may be necessary. In the event that your firm forwards invoices for certain expenses to be paid directly by the Company, we expect such invoices to be accompanied by any additional back-up documentation and a letter explaining the purpose of such expense.

     D. Term -- This Retainer Agreement is for a term of 12 months effective as of February 1, 1996. The Agreement shall automatically renew itself for additional 12 month terms unless written notice of termination is given one month prior to the expiration of the initial terms or the relevant renewal term. Future stock options granted hereunder shall have an exercise price equal to the closing price of the common stock on January 31 of the year in which this agreement comes up for renewal or if January 31 falls on a weekend, on the first business day prior to January 31.

     E. Disputes -- The laws of the State of California shall govern the interpretation of this agreement, including all rules or codes of ethics which apply to the provision of services. All disputes between us arising out of this engagement which cannot be settled shall be resolved through binding arbitration in Ventura County in accordance with the rules for resolution of commercial disputes, then in effect, of the American Arbitration Association, and judgment upon the award may be entered in any Court having jurisdiction thereof. It is further agreed that the arbitrators may, in their sole discretion, award attorneys' fees to the prevailing party.

     F. Outside Counsel -- Because of the stock options that are granted hereunder and the potential conflict that an ownership interest can create, we acknowledge that you have recommended to the Company that we consult with other counsel to review this Agreement and to advise the Company whether it is in its interest to having you represent the Company pursuant to the terms of this agreement.

     Please review this agreement carefully, and if you have any questions concerning the foregoing conditions, do not hesitate to contact me. If this agreement is acceptable to you, please acknowledge that you have reviewed it, understand it, and desire to represent the Company on the basis of the terms of this letter by signing and delivering to me the enclosed copy.

     We look forward to continuing to work with you in the future.

Sincerely yours,

/s/ William M. McKay

William M. McKay
Chief Financial Officer


THE ABOVE AGREEMENT IS ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE
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Howard J. Kern
June 7, 1996
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/s/ Howard J. Kern
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Howard J. Kern